UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           CROCKER REALTY TRUST, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   226826 10 5
                                 (CUSIP Number)


                                            With A Copy To:
 HIGHWOODS PROPERTIES, INC.                 SMITH HELMS MULLISS & MOORE, L.L.P.
 3100 Smoketree Court, Suite 600            2800 Two Hannover Square
 Raleigh, North Carolina 27604              Raleigh, North Carolina 27601
 Attention: Ronald P. Gibson                Attention: Brad S. Markoff
 Tel: (919) 872-4924                        Tel: (919) 755-8731
 Fax: (919) 876-2448                        Fax: (919) 755-8800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 6, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 10 Pages
                           Exhibit Index on Page _7_


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                                  SCHEDULE 13D
CUSIP No. 431284 10 8

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Highwoods Properties, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]
   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         AF
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                       [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland
                               7     SOLE VOTING POWER
                                     22,436,254
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                               8     SHARED VOTING POWER
                                     None

                               9     SOLE DISPOSITIVE POWER
                                     22,436,254

                               10    SHARED DISPOSITIVE POWER
                                     None

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         22,436,254

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         77.1%

  14     TYPE OF REPORTING PERSON*
         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 431284 10 8



   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Cedar Acquisition Corporation


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]

   3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         AF

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland

                               7     SOLE VOTING POWER
                                     22,436,254
     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                               8     SHARED VOTING POWER
                                     None

                               9     SOLE DISPOSITIVE POWER
                                     22,436,254

                               10    SHARED DISPOSITIVE POWER
                                     None

  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         22,436,254

  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         77.1%

  14     TYPE OF REPORTING PERSON*
         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

CUSIP NO. 431284 10 8


Item 3.           Source and Amount of Funds or Other Consideration.

                  Highwoods and Cedar entered into a Stock Purchase Agreement, dated as of April 29, 1996, with AP CRTI Holdings, L.P., AEW Partners, L.P., Thomas J. Crocker, Barbara F. Crocker, Richard S. Ackerman and Robert E. Onisko (the "Sellers") to purchase all of the Seller's shares of Common Stock of Crocker (the "Shares"). On September 6, 1996, the Company closed the acquisition of the Shares. The purchase price was $249.1 million ($11.05243 per Share) and included, as contemplated by the Stock Purchase Agreement, the $1.1 million purchase of 1,056,000 options to purchase shares of Crocker owned by the Sellers. Most of the purchase price ($189 million) was funded through a loan from the OP. The OP funded the loan using a portion of the proceeds raised by the Company in its recent 11.5 million share public offering, the net proceeds of which were contributed by the Company to the OP in exchange for limited partnership interests therein ("Units"). The remaining $60 million of the purchase price was funded from a draw from the Company's $140 million credit facility.

                  Highwoods and Cedar also entered into an Agreement and Plan of Merger with Crocker, dated as of April 29, 1996 (the "Merger Agreement"). The agreement provides that Cedar will be merged into Crocker, with Crocker as the surviving entity (the "Merger"). At the effective time of the Merger, each share of Crocker Common Stock held by Cedar or Highwoods (including the Shares) will be canceled, each share of common stock of Cedar will become a share of Common Stock of Crocker, and all other shares of Common Stock of Crocker will be converted into and represent a right to receive $11.05243 per share.

                  The cost of acquiring the remaining shares of Crocker in the Merger is expected to be $73.7 million. Highwoods expects to fund the cost of the Merger through bank loans. Highwoods has obtained a commitment from NationsBank for a $250 million revolving line of credit (the "Revolving Loan"), which would replace its $140 million credit facility. A copy of the commitment letter for the Revolving Loan was filed as Exhibit C to the original Schedule 13D.

Item 4.           Purpose of Transaction.

                  Highwoods and Cedar entered into the Stock Purchase Agreement and purchased the Shares as part of their plan to effect the acquisition of Crocker by Highwoods.

                  On September 20, 1996, a special meeting of the shareholders of Crocker will be held to vote on the proposed Merger. The Sellers, who were the holders of record on the record date of the meeting, are contractually obligated under the Stock Purchase Agreement to vote for the Merger. Upon consummation of the Merger, Highwoods will become the sole shareholder of Crocker. Shortly after the Merger, Highwoods intends to cause the merger of Crocker into Highwoods and will then distribute substantially all of the assets and liabilities of Crocker to the OP in exchange for Units and the cancellation of the intercompany loan between the OP and Cedar used to fund the acquisition of the Shares.

                  Following the Merger, the Common Stock of Crocker will be delisted from the American Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5.           Interest in Securities of the Issuer.

                  Pursuant to the Stock Purchase Agreement, the Reporting Persons have purchased from the Sellers 22,436,254 shares of Common Stock, or approximately 77.1% of the Common Stock outstanding. The date of the acquisition was September 6, 1996. As of that date, the Reporting Persons have sole power to vote and sole power to dispose of the Shares. The number of Shares purchased is 63,637 higher than that reported in the Reporting Persons' April 29, 1996
Schedule 13D. The increase is a result of (i) the Sellers' exercise of 62,000 warrants for shares of

Crocker Common Stock since April 29, 1996 and (ii) the failure to account for 1,637 shares of Common Stock owned by the Sellers in the original Schedule 13D. Despite the increase, the percentage of outstanding shares of Crocker owned by Highwoods is 77.1%, which is lower than the 82.9% reported in the Schedule 13D. The decrease was caused by the exercise of warrants to purchase shares of Crocker by those other than the Sellers.

                  Except as described herein, none of the Reporting Persons have engaged in any transaction involving any securities issued by Crocker within the 60-day period immediately preceding the date of this Schedule 13D/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On August 29, 1996, the Reporting Persons entered into an amendment to the Stock Purchase Agreement (the "Amendment"). The Amendment set the purchase price for the Shares (as provided in the Merger Agreement) and provided that certain Sellers may exercise their warrants to purchase shares of Common Stock prior to the closing of the purchase of the Shares. A copy of the Amendment is filed as Exhibit A hereto and is incorporated herein by reference.

Item 7.           Exhibits.

A. Amendment to Stock Purchase Agreement, dated August 29, 1996, by and among the Sellers and the Reporting Persons.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATE:    September 13, 1996


                                          CEDAR ACQUISITION CORPORATION


                                          By:       /s/ RONALD P. GIBSON
                                                   Ronald P. Gibson, President



                                          HIGHWOODS PROPERTIES, INC.


                                          By:      /s/ RONALD P. GIBSON
                                                   Ronald P. Gibson, President

                                  Exhibit Index


Exhibit                             Item

A. Amendment to Stock Purchase Agreement, dated August 29, 1996, by and among the Sellers and the Reporting Persons.

                     AMENDMENT TO STOCK PURCHASE AGREEMENT


     THIS AMENDMENT TO STOCK PURCHASE AGREEMENT is made this 29th day of August, 1996, by and among AP CRTI HOLDINGS, L.P., a Delaware limited partnership ("AP"), AEW PARTNERS, L.P., a Delaware limited partnership ("AEW"), THOMAS J. CROCKER, a Florida resident ("Mr. Crocker"), BARBARA F. CROCKER, a Florida resident ("Mrs. Crocker"), RICHARD S. ACKERMAN, a Florida resident ("Ackerman"), ROBERT E. ONISKO, a Florida resident ("Onisko") (collectively, the "Sellers"), HIGHWOODS PROPERTIES, INC., a Maryland corporation ("Highwoods"), and CEDAR ACQUISITION CORPORATION, a Maryland corporation and a wholly owned subsidiary of Highwoods ("Purchaser"). All capitalized terms used herein shall have the same meaning as set forth in the Stock Purchase Agreement (as hereinafter defined) unless otherwise provided herein.

                              W I T N E S S E T H

     WHEREAS, the parties hereto entered into that certain Stock Purchase Agreement, dated as of April 29, 1996 (the "Stock Purchase Agreement"), pursuant to which the Purchaser has the right to purchase the Shares of the Company from the Sellers upon the terms and conditions contained therein prior to the merger of the Purchaser with and into the Company;

     WHEREAS, the parties hereto desire to amend the Stock Purchase Agreement as provided herein;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by the parties hereto, the parties hereto hereby agree as follows:

     1. The first sentence of Section 1.02 is deleted in its entirety and the following is substituted therefore:

         The Purchase Price per share for the Shares shall be $11.05243.

     2. Schedule 3.03 to the Stock Purchase Agreement is hereby modified to reflect the number of public warrants listed thereon as owned by Thomas J. Crocker is 40,000.

     3. Section 3.03, and any and all other provisions of the Stock Purchase Agreement to the extent necessary, are hereby amended to provide that Mr. Crocker, Mrs. Crocker and Ackerman may exercise any or all of the public warrants owned by them as reflected on Schedule 3.03, as hereby amended, at any time prior to the Closing and any and all provisions to the contrary are hereby deleted and are null and void AB INITIO. The shares acquired by each of Mr. Crocker, Mrs. Crocker and Mr. Ackerman as a result of their public warrants shall be added to the shares owned by each of them on Exhibit A and such shares shall be acquired by the Purchaser at the Closing.

     4. The parties hereto agree to cause the Company to segregate and retain in a separate account any and all amounts paid by Mr. Crocker, Mrs. Crocker and Ackerman upon the exercise of their public warrants until the effective time of the Merger.

     5. The terms and provisions of the Stock Purchase Agreement shall remain in full force and effect except as modified herein.

     6. This Amendment may be executed in any number of counterparts and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Amendment by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Amendment.

     IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first above written.

                               HIGHWOODS PROPERTIES, INC., a
                               Maryland corporation


                               By:   /s/ William T. Wilson, III
                               Name:     William T. Wilson, III
                               Title:    Executive Vice President, Chief
                                         Operating Officer


                               CEDAR ACQUISITION COMPANY, a
                               Maryland corporation

                               By:   /s/ William T. Wilson, III
                               Name:     William T. Wilson, III
                               Title:    Executive Vice President


                  [Signatures Continued on next page]

                                AP CRTI HOLDINGS, INC., L.P., a
                                Delaware limited partnership

                                By:  APGP CRTI HOLDINGS L.P., its
                                general partner

                                By:  APGP CRTI HOLDINGS L.P., its
                                general partner

                                By: /s/ Michael Weiner
                                Name:   Michael Weiner
                                Title:  Vice President

                                AEW PARTNERS L.P., a Delaware limited
                                partnership

                                By:  AEW/L.P., its general partner

                                By:  AEW, Inc. its general partner

                                By: /s/ Mark L. Davidson
                                Name:   Mark L. Davidson
                                Title:  Vice President

                                /s/ Thomas J. Crocker
                                Thomas J. Crocker

                                /s/ Barbara F. Crocker
                                Barbara F. Crocker

                                /s/ Richard S. Ackerman
                                Richard S. Ackerman

                                /s/ Robert E. Onisko
                                Robert E. Onisko


                                      3

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